EAU Technologies, Inc.
1890 Cobb International Blvd.
Suite A
Kennesaw, Georgia 30152

April 21, 2008

VIA EDGAR AND FACSIMILE (202) 772-9369

Securities and Exchange Commission
Attention:  Briggitt Lippmann, Esq.
Station Place
100 F Street, NE
Washington, DC  20549-7010

Re:           EAU Technologies, Inc. (the “Company”) - Registration Statement on Form S-1
File No. 333-144646

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 4:00 p.m. EDT on April 21, 2008, or as soon thereafter as possible.

The disclosure in the filing is the responsibility of the Company.  The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

EAU Technologies, Inc.

By:           /s/ Brian Heinhold
Brian Heinhold
Chief Financial Officer

cc:           Michael Golden, Esq.